SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

BURLINGTON NORTHERN SANTA FE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

12189T104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 4 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 5 OF 8 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 6 OF 8 PAGES

This Amendment No. 3 to Schedule 13D is filed to amend Item 3 to include information regarding a potential additional source of funds to be used to pay part of the cash portion of the merger consideration in connection with the acquisition by Berkshire Hathaway Inc. (“Berkshire”) of the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Burlington Northern Santa Fe Corporation (“BNI”) pursuant to the Agreement and Plan of Merger, dated November 2, 2009, by and among Berkshire, R Acquisition Company, LLC (“Merger Sub”) and BNI (the “Merger Agreement”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following:

The Merger Agreement provides that, upon consummation of the transaction, each share of Common Stock will at the election of the BNI shareholder be converted into the right to receive either (i) a cash payment of $100.00 or (ii) a variable number of shares of Berkshire Class A or Class B common stock, subject to proration if the elections do not equal approximately 60 percent in cash and 40 percent in stock and to the other qualifications set forth in the Merger Agreement.

On November 18, 2009, Berkshire obtained an $8 billion unsecured credit facility pursuant to a Credit Agreement, dated November 18, 2009, by and between Berkshire, JPMorgan Chase Bank, N.A., as Administrative Agent (the “Administrative Agent”), Wells Fargo Bank, N.A., as Syndication Agent (the “Syndication Agent”), and the lenders from time to time party thereto (the “Credit Agreement”). Borrowings under the Credit Agreement, if any, will be made immediately prior to the closing of the transaction. Loans made pursuant to the Credit Agreement may only be used to finance the acquisition of BNI. Berkshire is under no obligation to make borrowings under the Credit Agreement.

A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 13D. The Credit Agreement is filed as Exhibit 3 to this Schedule 13D. The description of the Merger Agreement and the transactions contemplated thereby and the description of the Credit Agreement and the transactions contemplated thereby are qualified in their entirety by reference to the full text of such agreements, the form and terms of which are incorporated by reference in this Item 3.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description of Exhibit

1	Agreement and Plan of Merger, dated November 2, 2009, by and among Berkshire, Merger Sub and BNI (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by BNI on November 3, 2009).

2	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Warren Buffett, Berkshire, OBH, Inc. and National Indemnity Company on January 22, 2009).

3	Credit Agreement, dated November 18, 2009, by and among Berkshire, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, and the lenders from time to time party thereto.

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 7 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete, and correct.

Dated: November 19, 2009

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG

Name:	Marc D. Hamburg
Title:	Senior Vice President and Chief Financial Officer

OBH, INC.

By:	/S/ MARC D. HAMBURG

Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD

Name:	Mark Millard
Title:	Assistant Secretary

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE - 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Agreement and Plan of Merger, dated November 2, 2009, by and among Berkshire, Merger Sub and BNI (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by BNI on November 3, 2009).

2	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Warren Buffett, Berkshire, OBH, Inc. and National Indemnity Company January 22, 2009).

3	Credit Agreement, dated November 18, 2009, by and among Berkshire, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, and the lenders from time to time party thereto.